March 14, 2025

Mr. David Pacitti

Dear Dave,

We are pleased to extend to you an offer of employment to join Avanos in the position of Chief Executive Officer. In this role, you will report to the Board of Directors.

Start Date
Your anticipated start date is April 14, 2025.

Base Salary
Your starting salary will be $1,050,000 per year and is subject to applicable withholding and deductions. Consistent with our practices for salaried officers, you will be paid monthly on the last working day of the month.

Short-Term Incentive Compensation
You will be eligible to participate in Avanos’s annual cash incentive program. Your bonus incentive target will be 110% of your base pay earned during the year. Bonus criteria are established each year by the Compensation Committee. For 2025, your bonus will be based on Avanos’s performance for the year against targets previously established by the Compensation Committee. In early 2026, the Compensation Committee will assess the extent to which those performance targets have been met and then approve the resulting payout to executive officers. A description of the annual cash incentive program is set forth in Avanos’s proxy statement.

Long-Term Incentive Compensation
Beginning in 2026, you will be eligible for annual long-term incentive grants under Avanos’s Long Term Incentive Plan. Your target award value is $5,000,000. The mix of long-term incentive vehicles and their overall design will be determined by the Compensation Committee in their discretion.

Future annual long-term incentive target grant amounts, along with the grant type and mix, are subject to change by the Compensation Committee in their discretion. The complete terms and conditions of Avanos’s Long Term Incentive Plan are set forth in Avanos’s plan document.

Sign-on Awards
In lieu of your 2025 annual long-term equity award, you will receive a one-time equity award under Avanos’s Long Term Incentive Plan with an aggregate award value of $7,000,000, determined as of the date you sign this offer letter. Your award will consist of performance share units and restricted share units, as described below. These awards will be granted on your start date, but the number of shares subject to the awards will be determined based on the closing price of Avanos stock as of the date you sign this offer letter.

•The target number of performance-based restricted share units to be granted will be equal to an award value of $3,500,000, divided by the closing stock price for Avanos shares on the date you sign this offer letter. The performance-based restricted share units will cliff vest at the end of the three-year performance period ending on the third anniversary of the grant date, conditioned upon your continued employment and Avanos’s achievement of share price appreciation targets during the performance period, as follows: 50% of target at a stock price of $20.00, 100% of target at a stock price of $25.00, 200% of target at a stock price of $29.00, and 250% of target at a stock price of $33.00. In order to vest at any particular level, the stock price must be at or above the relevant price for 20 consecutive trading days during the performance period.

•The number of restricted share units to be granted will be equal to an award value of $3,500,000, divided by the closing stock price for Avanos shares on the date you sign this offer letter. The restricted share units will vest over a three-year period from your start date (30% on the first anniversary of the grant date, 30% on the second anniversary of the grant date, and 40% on the third anniversary of the grant date), conditioned upon your continued employment; provided, that if you are terminated without Cause (as defined in Avanos’s Long Term Incentive Plan), your restricted share units will vest in full.

In addition, you will also receive a one-time cash award with an aggregate value of $500,000, which will be paid within thirty days of your start date. In the unlikely event that you voluntarily leave your employment with Avanos before the one year anniversary of your start date, you will be obligated to repay this cash award to Avanos.

Benefits
Avanos offers a comprehensive benefits package that includes medical, dental, vision, life insurance, flexible spending accounts, company-paid disability programs and a matching 401(k) plan. You will be provided a benefits guide with details of these programs.

Vacation
As an employee of Avanos, you will receive four (4) weeks of vacation and four (4) personal holidays per year. Vacation and personal holidays are prorated based on your date of hire.

Relocation
You will be eligible to participate in Avanos’s Executive Level Relocation Program. Weichert Workforce Mobility Inc. administers Avanos’s relocation services. A Weichert representative will contact you following your acceptance of this employment offer to review the Relocation Program with you.

In the unlikely event that you voluntarily leave the organization before the second anniversary of your start date, you will be obligated to repay to Avanos any relocation payments you have received under the Relocation Program.

Severance
You will be eligible to participate in Avanos’s existing Severance Pay Plan and Executive Severance Plan. The general terms of those plans are described in Avanos’s proxy statement, and the complete terms and conditions are set forth in Avanos’s plan documents.

Other Considerations
This offer is contingent upon: (1) the satisfactory completion of a background check and drug test; (2) verification of your legal right to work in the United States; (3) acknowledgment that you are not under any non-compete, non-solicitation or any other agreements that would prevent you from working for Avanos; and (4) your acceptance of Avanos’s Confidentiality, Non-Solicitation and Assignment of Business Ideas Agreement. This agreement is required of all new hires of Avanos because of an employee's potential access to confidential information, customer lists and trade secrets.

Employment at Avanos is at-will and can be ended by you or the Company for any reason at any time. Furthermore, this letter is simply intended to provide a general description of the terms of your at-will employment. It does not constitute a contract or give rise to any contractual or quasi-contractual rights, and the offer of employment or the terms of the employment may be changed or rescinded by Avanos at any time.

You will be an executive officer of Avanos and as such you will have obligations to file reports under Section 16 of the Securities and Exchange Act of 1934. The Company has a compliance program to assist officers and board members to meet their Section 16 filing obligations. In order to file Section16 reports required as a result of your hiring (a Form 3) and your receipt of the equity grants referenced above (a Form 4), the Company will need you to provide it with your SEC filing codes as soon as possible. Your Form 4 will be due no later than 2 days following the grant date of your awards.

We look forward to your acceptance of this offer and would appreciate your prompt response. If you have any questions or need additional information, please give me a call.

Sincerely,

/s/ Gary Blackford
Gary Blackford, Chairman

To indicate your acceptance of this offer and its terms and conditions, please sign in the space provided below.

Accepted:

/s/ David Pacitti
Signature
March 14, 2025
Date